

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

June 28, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.50% Senior Notes due 2025 of SEASPAN CORPORATION guaranteed by Seaspan Holding 140 Ltd., Seaspan 140 Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2180 Ltd., Seaspan Containership 2181 Ltd., Seaspan Holdco I Ltd., Seaspan Holdco II Ltd., Seaspan Holdco III Ltd., Seaspan Holdco IV Ltd., Seaspan Investment I Ltd., Seaspan Ship Management Ltd., Seaspan Crew Management Ltd., Seaspan Management Services Limited, and Seaspan Advisory Services Limited, under the Exchange Act of 1934.

Sincerely,

Ben Sawyer